UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 11, 2002

Frank P. Bruno, Esq.
Sidley Austin Brown & Wood LLP
875 Third Avenue
New York, NY 10022

Re: MuniYield Insured Fund, Inc.
File No. 811-6540
Shareholder Proposal of Carol W. Mullett

Dear Mr. Bruno:

In a letter dated December 19, 2001, you notified the staff of the Securities and Exchange Commission that the MuniYield Insured Fund, Inc. (the "Fund") proposes to omit from its year 2002 proxy soliciting materials a shareholder proposal submitted by Carol W. Mullett. The proposal provides that "[e]ffective 30 days after approval, 'non-interested' Directors will be required to invest at least 10% of their compensation from the Fund in shares of the Fund." You request our assurance that we would not recommend enforcement action if the Fund omits the proposal in reliance on paragraphs (b), (f), (i)(1), (i)(3) of Rule 14a-8 and Rule 14a-9 under the Securities Exchange Act of 1934.

Rules 14a-8(b) and 14a-8(f)

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support for a claim of beneficial ownership upon request. Generally, if the proponent is not registered as a shareholder with the company the proponent must have the "record" holder (usually a broker or bank) submit a written statement verifying that, at the time the proposal was submitted, the proponent continuously held shares of the company for at least one year.[1] The Fund informed the proponent that she must provide "documentary support that you have continuously held at least $2,000 in market value of the Company's common stock for at least one (1) year by the date of the submission of your proposal (November 12, 2001)." The proponent responded by providing a brokerage account statement showing that as of December 31, 2000 she owned 2065 shares. She also represented in her letter that she bought the original 2,000 shares on December 15, 1999 and that she intended to continuously hold the Fund's shares through the date of the next annual meeting. You contend that the proponent failed to provide documentary support of eligibility in the manner required by Rule 14a-8(b). In its request for additional information, however, the Fund failed to inform the proponent of what would constitute appropriate documentary support

[1] Rule 14a-8(b)(2)(i). Alternatively, shareholders who have filed a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to those documents or updated forms, that reflects ownership and eligibility may submit a copy of the schedule and/or form, and any subsequent amendments reflecting ownership. *See* Rule 14a-8(b)(2)(ii).

under Rule 14a-8(b). Accordingly, if the proponent provides the Fund, within 7 calendar days of receipt of this letter, with a written statement from her broker verifying that, at the time the proposal was submitted, she continuously held shares of the Fund for at least one year, the staff cannot assure you that we would not recommend that the Commission bring an enforcement action if the Fund relies on Rules 14a-8(b) and 14a-8(f) as bases for omitting the proposal from its proxy materials.

Rule 14a-8(i)(1)

Subparagraph (i)(1) of Rule 14a-8 provides that a company may exclude a proposal if it is not a proper subject of action by the shareholders under the laws of the jurisdiction of the company's organization. You state that the proposal is improper because it would permit shareholders to determine director compensation, a matter that you contend is vested in the Board of Directors by the Fund's bylaws. You further state that, in your opinion, the proposal would be contrary to state law, which provides that directors need not be stockholders unless required by the charter or bylaws. You represent that neither the Fund's charter nor bylaws contain such a requirement. There appears to be some basis for your view that the proposal may be omitted under Rule 14a-8(i)(1). This defect could be cured, however, if the proposal was recast as a recommendation or a request that the Board take the necessary steps to implement the proposal. Accordingly, if the proponent revises the proposal in this manner within 7 calendar days of receipt of this response, the staff cannot assure you that we would not recommend that the Commision bring an enforcement action if the Fund relies on Rule 14a-8(i)(1) as a basis for omitting the proposal from its proxy materials.

Rules 14a-8(i)(3) and 14a-9

Subparagraph (i)(3) of Rule 14a-8 provides that a company may exclude a proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements in proxy materials. You state that proposal is inherently vague and indefinite and may mislead shareholders. You contend that the proposal is unclear in several respects: (i) it does not specify the type of securities – *i.e.*, common stock or auction market preferred shares – that a non-interested director must hold to satisfy the proposed ownership requirement; (ii) it does not specify whether the requirement to purchase shares equal to 10% of compensation applies to aggregate compensation received to date or to future compensation received from the Fund; (iii) it does not specify whether the non-interested directors must purchase shares in the open market or newly issued shares; and (iv) it does not specify how long a non-interested director must hold shares of the Fund.

With respect to the first two contentions set forth above, there appears to be some basis for your view that the proposal is vague and indefinite and, therefore, excludable under Rule 14a-8(i)(3) because it does not specify the type of shares the non-interested directors must purchase and does not specify whether the compensation requirement applies to compensation received to date or whether the requirement applies only to future compensation received from the Fund. These defects could be cured, however, if the proposal were changed to specify whether it applies to common or auction market preferred shares and whether the proposal applies to compensation received to date or to future compensation received from the Fund. With respect to the last two contentions set forth above, we do not agree with your view that the proposal is vague and indefinite. Accordingly, if the proponent revises the proposal in the manner indicated within 7 calendar days of receipt of this response, the staff cannot assure you that we would not recommend that the Commission bring an enforcement action if the Fund relies on Rule 14a-8(i)(3) as a basis for omitting the proposal from its proxy materials.

* * * * *

Attached is a description of the informal procedures the Division follows in responding to shareholder proposals. If you have any questions or comments concerning this matter, please call me at (202) 942-0597.

Sincerely,

John M. Ganley
Senior Counsel
Office of Disclosure and Review

cc: Carol W. Mullett
Attachment

DIVISION OF INVESTMENT MANAGEMENT

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Investment Management believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by an investment company in support of its intention to exclude the proposals from the investment company's proxy material, as well as any information furnished by the proponent or the proponent's representative.

The staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

The determination reached by the staff in connection with a shareholder proposal submitted to the Division under Rule 14a-8 does not and cannot purport to "adjudicate" the merits of an investment company's position with respect to the proposal. Only a court, such as a U.S. District Court, can decide whether an investment company is obligated to include shareholder proposals in its proxy material. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of an investment company, from pursuing any rights he or she may have against the investment company in court, should the management omit the proposal from the investment company's proxy material.

SIDLEY AUSTIN BROWN & WOOD LLP

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VIA FEDERAL EXPRESS

December 19, 2001

Re: MuniYield Insured Fund, Inc. – Omission of Shareholder Proposal by Carol W. Mullet in Proxy Material Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

MuniYield Insured Fund, Inc. (the "Fund") received a letter dated November 12, 2001 from Carol W. Mullett (the "Proponent"), requesting the Fund to submit a proposal (the "Proposal") at the Fund's 2002 Annual Meeting of Stockholders. The Proposal would require that effective 30 days after the approval of the Proposal, "non-interested" Directors will be "required to invest at least 10% of their compensation from the Fund in shares of the Fund." A copy of the Proponent's request and the Proposal are attached hereto as Exhibit A.

On behalf of the Fund, we hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Fund's intention to omit the Proposal from the Fund's Proxy Materials in connection with the 2002 Annual Meeting of Stockholders for the reasons set forth herein. In accordance with Rule 14a-8(j)(Question 10) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), we enclose for filing five additional copies of this letter and the exhibits hereto.

Rule 14a-8(b)(Question 2): Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?; Rule 14a-8(f) (Question 6): What if I fail one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

Under Rule 14a-8(f), a proposal may be omitted if a proponent, after having been notified that he has failed to follow the eligibility or procedural requirements under Questions 1 through 4 of Rule 14a-8, subsequently fails to adequately correct the problem. The Staff has on numerous occasions taken a no-action position concerning a company's omission of shareholder proposals based on a proponent's failure to provide evidence of his eligibility under Rules 14a-8(b) and (f). See, e.g., The McGraw-Hill Companies, Inc. (SEC No-Action Letter available September November 26, 2001); Motorola, Inc. (SEC No-Action Letter available September 28, 2001); Oracle Corporation (SEC No-Action Letter available June 22, 2001); Sierra Health Services (SEC No-Action Letter available March 16, 2001); Johnson & Johnson (SEC No-Action Letter available January 11, 2001). Although the Staff has in some instances extended a proponent's correction period beyond 14 days, the Staff has done so only upon finding deficiencies in the company's communication to the proponent. See e.g., Sysco Corporation (SEC No-Action Letter available August 10, 2001); General Motors Corporation (SEC No-Action Letter available April 3, 2001).

The Fund does not believe that an extension of the response period is warranted in the present case because the Fund's notice of deficiency and request for additional documentary support fully complied with the requirements of Rule 14a-8(f)(1). On November 20, 2001, the Fund submitted a letter to the Proponent in a timely fashion (attached as Exhibit B) requesting documentary support that the Proponent has continuously held $2,000 in market value of the Fund's common stock for at least one (1) year prior to the date of the Proposal (November 12, 2001), an eligibility requirement under Rule 14a-8(b)(2) of the 1934 Act. Under Rule 14a-8(b)(2), among other things, a proponent who is not the registered holder of the shares must prove his eligibility to a company by either submitting a written statement from the "record" holder of the proponent's securities (either a bank or broker) verifying continuous ownership for at least one year or a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 filing with the Commission. The Proponent is not the registered holder of her shares. In the Proponent's initial letter, dated November 12, 2001, and response letter, dated December 2, 2001 (attached as Exhibit C), the Proponent did not provide the requested documentary support required under Rule 14a-8(b)(2), instead she merely provided account statements indicating ownership of the Fund as of September 30, 2001 and December 31, 2000, respectively. The account statements provided by the Proponent are deficient documentary support on their face since the account statements do not indicate continuous ownership of the Fund for at least one year prior to the date of the Proposal. Furthermore, the Proponent failed to provide a written statement from the "record" holder of the Proponent's securities. Therefore, it is our opinion that the Proposal may be omitted pursuant to Rule 14a-8(b) and (f). We believe that an extension of the response period is not warranted in the present case because the Fund's notice to the Proponent fully complied with the requirements of Rule 14a-8(f)(1). The Fund furnished the Proponent with all relevant information in the notice of deficiency, and the Fund provided the notice in a timely fashion.

<u>Rule 14a-8(i)(1)(Question 9): Improper Under State Law</u>

Under Rule 14a-8(i)(1), a proposal may be omitted if it is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. It is our opinion that under the laws of the State of Maryland, the Fund's state of incorporation, the Proposal is not a proper subject for action by the Fund's stockholders and, thus, may be omitted.

Under Section 2-401(a) of the Maryland General Corporation Law ("MGCL"), the power and duty to manage the business of a Maryland corporation is vested in its board of directors: "The business and affairs of a corporation shall be managed under the direction of a board of directors." The Fund's Bylaws (Article III, Section 1) similarly provide: "Except as otherwise provided in the Charter, the business and affairs of the Corporation shall be managed under the direction of the Board of Directors." Determining the manner of Director compensation is the type of corporate action that vests exclusively with the Board of Directors in managing the business and affairs of the Fund. To permit shareholders to determine Director compensation would wrest away from the Board one of its traditional functions in managing the Fund and would therefore be improper under state law. In Middle South Utilities, Inc. (SEC No-Action Letter available March 14, 1984), the Staff agreed that a similar proposal could be excluded since "it intrudes upon the discretionary authority of the Board of Directors..."

More specifically, the Fund's Bylaws (Article III, Section 16) expressly state that the Directors "may receive compensation for services to the Corporation...in such manner and in such amounts as may be fixed from time to time by the Board." The Proposal would usurp the authority of the Fund's Board of Directors as expressly provided in its Bylaws to determine the manner the Board of Directors is to be compensated. Moreover, this Proposal as presented would be improper under state law since in order to implement the Proposal an amendment to the Bylaws would be required and no such request has been made by the Proponent.

Additionally, Section 2-403(b) of the MGCL specifically provides that directors need not be stockholders unless required by the charter or bylaws. Neither the Fund's Charter nor its Bylaws contain such a requirement. Therefore, imposing such a stock ownership requirement without amending its Charter or Bylaws would not be a proper subject for shareholder action. The Board has delegated to its Audit Committee the authority to recommend to the full Board the nominees for election to the Board. Any stock ownership requirement would impinge upon this discretionary authority of the Board and its committee. See, Middle South Utilities, Inc., supra. The Fund's Bylaws (Article III, Section 6) also specifically give the Directors the authority to fill vacancies on the Board. Therefore, imposing an ownership requirement would also restrict the Board's discretionary authority to appoint Directors to fill vacancies between annual meetings.

<u>Rule 14a-8(i)(3) (Question 9): Violation of Proxy Rules; Rule 14a-9: False and Misleading</u>

A shareholder proposal which is false or misleading may be omitted from the proxy statement under Rule 14a-8(i)(3) and, further, under Rule 14a-9, which prohibits the use of proxy materials containing any materially misleading statements. The Proposal is inherently vague and indefinite and may mislead stockholders. The Proposal is unclear on how the non-interested Directors are to invest in shares of the Fund. Since the Fund also issues auction market preferred stock, the Proposal does not specify whether investment in the Fund's common stock is sufficient or must the non-interested Directors invest in auction market preferred stock as well. In most instances, the minimum purchase price per share of auction market preferred stock is greater than the non-interested Director's annual compensation.

The Proposal is similar in this respect to proposals as to which the Staff has agreed that there was a basis for reliance by the issuer on Rule 14a-8(c)(3) (the predecessor provision to Rule 14a-8(i)(3)) in its omission of the proposal. In Southwestern Bell Fund (SEC No-Action Letter available January 11, 1988), the proposal would have required outside directors to purchase, prior to election, common shares in an amount equaling one-half of their fees for one term. The Staff concurred that there was basis that the proposal may be omitted because the proposal failed to specify the type of ownership requirement and did not state whether the possession of options, warrants or rights would qualify.

A proposal is also deemed to be misleading if it does not set forth the means for its implementation. In Middle South Utilities, Inc., supra, the Staff concurred with the company's position that a proposal which would require directors to own personally at least 250 shares could be excluded as misleading since the method of implementation was not specified in the proposal. The Proposal as submitted does not specify the steps the Fund must take to implement the Proposal. For example, the Proposal does not state how the non-interested Directors are to invest in the Fund. It is unclear if non-interested Directors are required to purchase common stock (or auction market preferred stock) of the Fund in the open market or are to invest in newly issued shares of common stock (or auction market preferred stock) of the Fund as part of their compensation. Since the Fund is a closed-end fund, common stock (or auction market preferred stock) provided as part of a Director's compensation might require registration under the Securities Act of 1933, as amended, and can be costly to the Fund.

In addition, the Proposal does not indicate whether the non-interested Directors are required to invest 10% of their aggregate compensation received to date from the Fund, or alternatively whether the requirement applies only to future compensation received from the Fund. The Proposal also does not set forth any time period by which the non-interested Directors are required to invest their compensation in shares of the Fund. For example, it is unclear whether the non-interested Directors are required to purchase shares of the Fund concurrently with their receipt of cash compensation from the Fund, or whether they have a certain time period to become invested. Lastly, the Proposal does not specify whether the non-interested Directors are required to continuously hold shares of the Fund following purchase. For example, it is unclear whether under the Proposal the non-interested Directors could invest 10% of their compensation (aggregate or annual) in shares of the Fund and the next day sell the recently purchased shares.

For the reasons stated above, the Proposal is so vague and indefinite as to be misleading. Thus, the Proposal may be excluded under authority of Rule 14a-8(i)(3), which provides that an issuer may omit a proposal from its proxy material if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

For all of the above reasons, it is our opinion that the Proposal may properly be omitted from the Proxy Materials for the Fund's 2002 Annual Meeting of Stockholders. We respectfully request your confirmation that the Staff will not recommend any enforcement action to the

Commission if the Proposal is omitted from the Proxy Materials for the Fund's 2002 Annual Meeting of Stockholders. We are informing the Proponent of the Fund's intention to omit the Proposal by sending her a copy of this letter with the exhibits hereto.

Kindly acknowledge receipt of the letter by stamping and returning a copy of the letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone the undersigned of this firm at 212-906-2539 or W. Wayne Miao of this firm at 212-906-2799 ext.3238.

Very truly yours,

Frank P. Bruno

Frank P. Bruno

Enclosures

EXHIBIT A

Carol W. Mullett
1420 Fern Court
Vero Beach, FL 32963-4009
CarTedMullett@webtv.net
Npvember 12, 2001

Mr. Bradley J. Lucido, Secretary
Muniyield Insured Fund
800 Scudders Mill Road
Plainsboro, NJ 08543

Dear Mr. Lucido:

I intend to submit the enclosed proposal to the next Annual Meeting and request that you include it in the proxy statement.

SHAREHOLDER PROPOSAL

Effective 30 days after approval, "non-interested" Directors will be required to invest at least 10% of their compensation from the Fund in shares of the Fund.

STATEMENT IN SUPPORT OF PROPOSAL

Surely the Directors would be better able to understand and represent the interests of the shareholders if they were shareholders themselves. However, not one Director owns one share of our Fund! As far as I can tell, no Director has EVER been a shareholder. Please support this proposal and encourage the Directors to join us a shareholders

Respectfully submitted,

Carol W Mullett

Carol W. Mullett

P. S. I am the owner of some 2100 shares held in street name at Morgan Stabley. I have enclosed a copy of my Morgan Stanley to document ownership.

MUNIYIELD INSURED FUND, INC.
800 Scudders Mill Road
Plainsboro, NJ 08543

November 20, 2001

Via Certified Mail

Ms. Carol W. Mullett
1420 Fern Court
Vero Beach, FL 32963-4009

Dear Ms. Mullett:

On November 13, 2001, MuniYield Insured Fund, Inc. (the "Fund") received from you a proposal for inclusion in the proxy materials for the Fund's 2002 annual meeting of stockholders. In connection with that proposal, the Fund hereby requests that pursuant to the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), you provide documentary support that you have continuously held at least $2,000 in market value of the Fund's common stock for at least one (1) year by the date of the submission of your proposal (November 12, 2001). In addition, pursuant to Rule 14a-8, you must provide the Fund with a written statement that you intend to continue to hold the Fund's common stock through the date of the annual meeting, currently scheduled to be held in April, 2002. The appropriate form of documentation for your response to this request is contained in Rule 14a-8. The requested documentation should be sent to my attention at the Fund at the address listed above no later than 14 days from the date you receive this notice.

Please be advised that the Fund reserves all of its rights under applicable federal and state laws relating to your proposal, and reserves the right to contact you further concerning your proposal.

Sincerely,

Bradley J. Lucido,
Secretary

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Brad Lucido
Merrill Lynch Investment Managers
Legal Advisory – 2A
800 Scudders Mill Road
Plainsboro, NJ 08536

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Ms. Carol W. Mullett
1420 Fern Court
Vero Beach, FL 32963-4009

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PS Form 3811, March 2001   Domestic Return Receipt   102595-01-M-1424

EXHIBIT C

Received DEC 10 2001

Carol W. Mullett
1420 Fern Court
Vero Beach, FL 32963-4009
December 2, 2001

Mr. Bradley J. Lucido, Secretary
Muniyield Insured Fund, Inc.
800 Scudders Mill Road
Plainsboro, NJ 08543

Dear Mr. Lucido:

I have received your letter of November 20.

I don't exactly know how to document that I have "continuously" held the stock for one year since my library doesn't include a copy of SEC Rule 14a-8.

My records indicate that I bought the original 2,000 shares on Dec 15, 1999. I have enclosed a copy of my 2000 annual statement indicating that I owned 2065 shares in December, 2000. Also, you will note that I initiated dividend reinvestment in July of 2000. So I believe these enclosures clearly confirm that I have been a shareholder for at least one year. However, if you require additional documentation I will ask my broker to provide a copy of the original purchase advice.

Please be advised that I plan to continuously hold the Fund's common stock through the date of the next Annual Meeting.

Sincerely yours,

Carol W. Mullett

Carol W. Mullett